CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

March 2, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS REPORTS INITIAL ASSAY RESULTS FROM ROCA MINES PHASE ONE DRILL PROGRAM AT THE NUEVO MILENIO SILVER-GOLD PROJECT

Significant Increase in Silver-Gold Mineralization and Core Recoveries

Vancouver, British Columbia March 2, 2010 – Cream Minerals Ltd. (TSX-V – CMA) (“Cream” or the “Company”) is pleased to announce it has received preliminary assay results from Roca Mines Inc. (“Roca”) concerning selected sample intervals of two drillholes recently completed on the Nuevo Milenio Silver-Gold Project.  The Project is located 27 kilometres by road from the city of Tepic, Nayarit State, Mexico.  Additional results are pending for these drillholes and two other holes that have also been completed.

Highlights:

•

The initial program comprises five HQ-size diamond drillholes each of which were primarliy designed to twin existing drillholes by Cream. Assay results have been received from selected sample intervals from the first two holes;

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Drillhole NM-10-01 intersected 11.98 metres (8.64 metres estimated true width (“ETW”) averaging 239.5 g/mt Ag and 0.942 g/mt Au, including 4.98 metres (3.59 metres ETW) grading of 434.0 g/mt Ag and 1.585 g/mt Au. This intersection successfully replicates the 12-metre interval encountered in historic drillhole DDH-02-06, but returned a 62% increase in silver grade and a 103% increase in gold grade over the twinned interval;

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Drillhole NM-10-02 intersected 10.98 metres (7.80 metres ETW) averaging 103.0 g/mt Ag and 0.457 g/mt Au, including 2.78 metres (2.00 metres ETW) grading 262.9 g/mt Ag and 1.50 g/mt Au.  This is a narrower intersection than encountered in its twin, drillhole DDH-07-32, and the intervals are not directly comparable; and,

•

The initial results successfully demonstrate that conventional HQ diamond drilling can readily test the zones of interest at Nuevo Milenio - core recovery averaged 93% or greater in the zones of interest initially sampled, compared to historic recoveries for the Project that ranged from 20% to 80%.

Nuevo Milenio Project Setting:

Nuevo Milenio is a low-sulphide epithermal camp that is hosted by a sequence of intermediate to felsic volcanic flows, tuffs and breccias within a large collapsed caldera setting. There are three principal northwest-trending vein systems on the property, Dos Hornos -Veta Tomas, Once Bocas and Chacuaco-Cafetal.  Previous exploration drilling by Cream has tested the Dos Hornos-Veta Tomas system over a strike length of approximately 1,300 m and the Once Bocas system over astrike length of 350 m. Surface exploration has indicated that the drilled systems are open to the northwest and southeast and down dip. Numerous other areas of interest on the property are yet to be explored.

Phase One Program

The first two holes of the 2010 program were drilled in the northern part of the Dos Hornos-Veta Tomas vein systems. They intersected low-sulphidation quartz-chalcedony stockwork, vein and breccia mineralization within moderately to intensely clay-altered and variably silicified intermediate volcanics. Mineralization consists of narrow white to pale grey quartz stringers, stockworks and discrete drusy quartz veins and/or vein breccias that locally exceed 2 metres in width. The Phase One program is part of Roca’s commitment under the Option Agreement (the “Agreement”) to spend a total of $US12 million on exploration work at Nuevo Milenio by July 24, 2013 with a first year expenditure commitment of $US1 million by July 24, 2010.

Drillhole NM-10-01 is a twin of DDH-02-06 and tested the northern part of the Dos Hornos-Veta Tomas system. Sampling has not been completed. Drillhole NM-10-02 was intended to twin DDH-07-32 and was collared 225 metres to the southeast of drillhole NM-10-01. However, the intervals are dramatically different in thickness, possibly as a result of drillhole deviation, and are not directly comparable.  The following tables compare and summarize historical Cream sample intervals and assays with those from the 2010 program.

Table 1.  Comparison of DHH-02-06 and NM-10-01 (Dos Hornos Segment 1)

Drill Hole	From m	To m	Interval m	Au g/t	Ag g/t
DDH-02-06	108.50	120.50	12.00	0.465	147.8
NM-10-01	108.03	120.01	11.98	0.942	239.5
including	108.03	113.01	4.98	1.585	434.0

Table 2.  Summary of DHH-07-032 and NM-10-02 (Dos Hornos Segment 2)

Drill Hole	From m	To m	Interval m	Au g/t	Ag g/t
DDH-07-32	86.00	103.80	17.80	0.734	84.4
including	99.80	103.80	4.00	1.436	288.9
NM-10-02	86.95	97.78	10.83	0.457	103.0
including			2.78	1.499	262.9

Two additional drillholes, NM-10-03 and NM-10-04, twins of DDH-20-06 and DDH-07-23 respectively, have been completed on the southern part of the Dos Hornos and Veta Tomas vein system, and are being logged and sampled. The four holes cover a total strike length of approximately 850 m.

Drilling of hole NM-10-05, a twin of hole DDH-06-03, is currently testing the central part of the Once Bocas zone where previous work by Cream identified a broad band of discrete quartz veining, sheeted quartz veinlets and stockwork mineralization enveloped by moderately to intensely clay-altered volcanic rocks. It is noted that the high grade intervals reported by Roca exceeded minimum mining widths of two metres necessary in Mexico.

All diamond drilling for the program has been carried out by Falcon Perforaciones Mexico, S.A. de C.V.  All assaying is being conducted by ACME Analytical Laboratories of Vancouver, BC. Samples are analyzed for 36 elements using four-acid digestion ICP-ES and for gold and silver using fire assay fusion with ICP-ES finish. Over-limits for gold or silver will be re-assayed using a gravimetric finish.

Bob Lane, P.Geo, is the NI 43-101 qualified person responsible for the supervision of the drilling and sampling program and the preparation of the content of this news release.

About Cream Minerals Ltd.

Cream Minerals is primarily a silver-gold exploration company with properties in Canada and Mexico. The Company’s flag ship project is the 100% owned Nuevo Milenio Silver-Gold property located in Nayarit State, Mexico. Nuevo Milenio contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent (50:1 ratio) contained within 5.09 million tonnes. Please see the table below for additional detail on the mineral resource.

REVISED NI 43-101 INFERRED MINERAL RESOURCES
December 2008

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000

Silver Equivalent (Gold-Silver price Ratio = 50:1): 54,647,000 oz,

(Assumes 100% Recovery)

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.